

03 JUN 12 AM 7:21

BY COURIER

9th June 2003



03022713

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SUPPL

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Form 88(2) return of allotments dated 16th May 2003
2. Form 88(2) return of allotments dated 9th June 2003
3. 363s Annual Return for Choicethink (1995) Limited
4. 363s Annual Return for Taylor Nelson Sofres Quest Trustee Limited

Yours faithfully

Judith George

Encl.

dlw 6/19

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)



The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

03 JUN 12 AM 7:21

VIA SWIFLY

16 May 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed form(s) of allotment in relation to the month of April 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030516_let.doc



Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	04	2003	30	04	2003

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5784		
Nominal value of each share	5P EACH		
Amount (if any) paid or due on each share *(including any share premium)*	38.17P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ANNA FRANKLAND Address 25 MALLOW PARK, PINKNEYS GREEN, MAIDENHEAD UK Postcode S L 6 6 S Q	Class of shares allotted ORDINARY	Number allotted 5,784
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please ~~enter~~ the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT COMPANY SECRETARY Date 16 May 2003

A director / secretary / administrator / administrative ~~receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TN plc, Westgate,
London W5 1UA
Tel 020 8967 4655
DX number DX exchange


tns

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

9 June 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed form(s) of allotment in relation to the month of May 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

F:\Users\CompanySecretarial 030201\Companies House\030609_let.doc

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: c/o 12 Tokenhouse Yard, London	Ordinary	24000
Designated ESOS Member A/C E505		
UK Postcode: E C 2 R 7 A N		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/2003

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	05	2003	31	05	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24000		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	86.25 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

9 June 2003

Dear Sir/Madam

Taylor Nelson Sofres Quest Trustee Limited registered no. 4219086
Annual return for the period ended 17 May 2003

Choicethink (1995) Limited registered no. 2207359
Annual return for the period ended 27 April 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030609_let2.doc



Companies House

for the record

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

The Company Secretary
TAYLOR NELSON SOFRES QUEST TRUSTEE LIMITED
13674-00095
C/O Taylor Nelson Sofres Plc
West Gate
London
W5 1UA

RECEIVED
- 2 MAY 2003

Our Ref 4219086/03/10
Date 30th April 2003

2003 Annual Return for Company Number 4219086

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **26th April 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **17th May 2003 the return date**
- Reaches Companies House by **14th June 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



AWARDED FOR EXCELLENCE

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	**LONDON**	**BIRMINGHAM**
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	Central Library, Chamberlain Square, Birmingham B3 3HQ
LEEDS	**MANCHESTER**	**EDINBURGH**
25 Queen Street, Leeds LS1 2TW	75 Mosley Street, Manchester M2 2HR	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588



Companies House

— for the record —

Company Name

TAYLOR NELSON SOFRES QUEST TRUSTEE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
4219086

Information extracted from Companies House records on
26th April 2003

Section 1: Company details

Ref: 4219086/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 9305 **Other service activities n.e.c.**	**SIC CODE** **Description**

Company Number - 4219086

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David ADDIS **Address** 17 Burnt Oak Cookham Maidenhead Berkshire SL6 9RL **Date of birth** 24/02/1950 **Nationality** British **Occupation** Data Services Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date David ADDIS ceased to be director (if applicable) __ / __ / ____

Company Number - 4219086

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Michael Lawrence PETCH **Address** Chestnut Cottage Horn Lane East Hendred Wantage Oxfordshire OX12 8LD **Date of birth** 28/11/1955 **Nationality** British **Occupation** Group Hr Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Michael Lawrence PETCH ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Leslie Ronald TAYLOR	Name ________
	Address 34 Whinneys Road Loudwater Buckinghamshire HP10 9RL	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________
	Date of birth 19/12/1943	
	Nationality British	UK Postcode
Particulars of a new Director must be notified on form 288.	**Occupation** Director	Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Leslie Ronald TAYLOR ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Euan Malcolm Forbes TEMPLE	Name ________
	Address 3 Lammas Gardens East Bridgford Nottingham Nottinghamshire NG13 8LQ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________
	Date of birth 07/01/1946	
	Nationality British	UK Postcode
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Euan Malcolm Forbes TEMPLE ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 4219086

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode ____ ___	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* / *Number* Ordinary / 1	**Shares held** *Class* / *Number* ______ / ______ ______ / ______	*Class* / *Number* / *Date of transfer* ______ / ______ / __/__/____ ______ / ______ / __/__/____

Company Number - 4219086

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4219086



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary) Date 9/6/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *17/5/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **17th May 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA



Companies House

— *for the record* —

The Company Secretary
CHOICETHINK (1995) LIMITED
C/O Taylor Nelson Sofres
West Gate
London
W5 1UA

14230-00075

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

RECEIVED
1 MAY 2003

Our Ref 2207359/03/10
Date 13th May 2003

2003 Annual Return for Company Number 2207359

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **5th May 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2003 the return date**
- Reaches Companies House by **27th June 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

P.T.O



AWARDED FOR EXCELLENCE

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- □ Change or correct the registered office address of the company;
- □ Notify or change the address where the company's register of members is kept (if applicable);
- □ Notify or change the address where the company's register of debenture holders is kept;
- □ Change or add to the pre-printed list of principal business activities;
- □ Change or correct any pre-printed information about the company's existing directors and secretaries;
- □ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- □ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- □ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- □ The appointment of any new company officers. You must use form 288a;
- □ The allotment of new shares. You must use form 88(2);
- □ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- □ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	**LONDON**	**BIRMINGHAM**
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	Central Library, Chamberlain Square, Birmingham B3 3HQ
LEEDS	**MANCHESTER**	**EDINBURGH**
25 Queen Street, Leeds LS1 2TW	75 Mosley Street, Manchester M2 2HR	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588



Companies House

— for the record —

Company Name

CHOICETHINK (1995) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2207359

Information extracted from Companies House records on
5th May 2003

Section 1: Company details

Ref: 2207359/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres West Gate London W5 1UA**	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** / **Description** **7220** / **Software consultancy and supply**	**SIC CODE** / **Description**

Company Number - 2207359

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Company Number - 2207359

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ____________________
	Nominal value of each share £1.00	Nominal value of each share ____________________
	Number of shares issued 210,000	Number of shares issued ____________________
	Aggregate Nominal Value of issued shares £210,000.00	Aggregate Nominal Value of issued shares ____________________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 210,000	Total number of shares issued ____________________
	Total Nominal value of shares issued £210,000.00	Total Nominal value of shares issued ____________________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON COFRES GROUP LTD	Name ______	
Address Westgate London W5 1VA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON COFRES GROUP LTD
Shares held *Class* Ordinary *Number* 210000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2207359

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2207359



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______ (Director / Secretary) Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/5/2003*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemisand

Telephone number *inc code*: 0208 9072230

Address: TNS plc
Westgate
London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA